UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ________)*

Royalty Management Holding Corporation
(Name of Issuer)

Class A Common Stock, par value $0.0001
(Title of Class of Securities)

02369M102
(CUSIP Number)

Thomas Sauve, Manager White River Ventures LLC 8500 E. 116 St., Unit 264, Fishers, IN 46038 646-245-2465
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

October 31, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 02369M102	13D	Page 2 of 4 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
White River Ventures LLC 93-2606888
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (see instructions)
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS* (see instructions)
SC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER

855,196
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
855,196
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
855,196
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* (see instructions) ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.0%
14	TYPE OF REPORTING PERSON* (see instructions)
IV
Limited Liability Company - OO

CUSIP No. 02369M102	13D	Page 3 of 4 Pages

Item 1. Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) relates to the Class A Common Stock, $0.0001 par value per share (the “Common Stock”), of Royalty Management Holding Corporation (the “Issuer”).  The address of the principal offices of the Issuer is 12115 Visionary Way, Suite 174, Fishers, IN 46038

Item 2. Identity and Background.

(a) - (c) This Schedule 13D is being filed by White River Ventures LLC, an Indiana limited liability company that owns 6.0% of the existing issued and outstanding common shares of the Issuer.

(d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding.

(e)

The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is domiciled in the United States of America

Item 3. Source and Amount of Funds or Other Consideration.

Represents shares held in Royalty Management Corporation by reporting entity and received as consideration pursuant to merger with American Acquisition Opportunity Inc. (the Issuer, which changed its name to Royalty Management Holding Corporation on or about October 31, 2023).

Item 4. Purpose of Transaction.

The Reporting Persons acquired the shares of Common Stock reported herein as beneficially owned by the Reporting Persons solely for investment purposes.

Item 5. Interest in Securities of the Issuer.

(a)

– (c)  As of the date hereof, the Reporting Person may be deemed to be the beneficial owner of 855,196 shares of Common     Stock, constituting 6.0% of the Common Stock outstanding as of October 31, 2023.

White River Ventures LLC has the sole power to vote or direct the vote of 855,196 shares of Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
The Reporting Person does not have any contract, arrangement, understanding or relationship with any person with respect to the Common Stock.

Item 7. Material to be Filed as Exhibits.
None.

CUSIP No. 02369M102	13D	Page 4 of 4 Pages

SIGNATURE

                After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Thomas M. Sauve
(Name)

Manager
(Title)

October 31, 2023
(Date)